FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2012

Provident Energy Ltd.

(Translation of registrant's name into English)

2100, 250-2nd Street S.W. Calgary, AB T2P 0C1 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Ltd.

Date: March 6, 2012	By:	/s/ Brent C. Heagy
Brent C. Heagy
Title: Senior Vice President Finance and Chief Financial Officer

Exhibit	Description
99.1	News Release dated March 6, 2012 - Provident Announces Record Fourth Quarter, Record 2011 Annual Results, Updated Hedging Position and the March Cash Dividend